FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY STRENGTHENS BOARD AND MANAGEMENT TEAM

Toronto, Ontario, July 29, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira Energy” or the “Company”) is pleased to announce that Mr. Glen Perry has been appointed to the board of directors of the Company by its existing directors, effective July 22, 2010, to hold office until the next annual meeting of the shareholders. Also effective July, 2010, Mr. Gadi Levin has been appointed Chief Financial Officer of the Company’s four Israeli operating subsidiaries.

Mr. Glen Perry – Director

Mr. Glen Perry rejoined the board as a Director on July 22, 2010. Mr. Perry previously served as a director of the company from August 31, 2009 until he resigned for personal reasons during January 2010. Mr. Perry has a Masters degree in Petroleum Engineering from the University of Texas.

Previously Mr. Perry served as a Director, COO and President of Zion Oil and Gas Inc., an oil and gas company incorporated in Israel and listed on the NASDAQ. In the years prior to that he was a consultant to: Delek Drilling Ltd. (Manager), National Petroleum Limited (Officer and Director), Prairie Producing Company, Exxon Company USA (now ExxonMobil Corporation) and Energy Reserves Group (now BHP).

Chairman of the Board Dennis Bennie says: “We are most fortunate to have Glen Perry re-join the board. His experience in the oil and gas industry will be a great assistance in expanding Adira”.

Mr. Gadi Levin - Chief Financial Officer, Israeli Subsidiaries

Mr. Levin is a chartered accountant with experience in the public and private equity markets. Mr. Levin previously served as the Vice President of Finance and Chief Financial Officer for two Israeli investment houses in the fields of private equity, hedge funds and real estate. He was responsible for all financial and tax reporting, tax structuring and investor relations. Prior to that, he worked as a financial consultant to the Prime Minister’s Office of the State of Israel. Mr. Levin began his career at the accounting firm, Arthur Andersen, where he worked in the Cape Town, London and Tel Aviv offices for nine years. During that time, he gained significant experience in the hi-tech sector, specifically in US GAAP and SEC reporting. He has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

CEO Ilan Diamond says: “We are delighted to have a person with the experience and of the caliber of Gadi join the Adira Energy team. We are sure that his diverse skill set will help us position Adira as a premier Oil & Gas exploration company in Israel. His skills are sure to be used when we start field work on our various on and offshore projects.”

Option Grant

The Company also announces that on July 22, 2010 it granted an aggregate of 925,000 stock options to certain directors, executive officers and consultants of the Company. The options have an exercise price of U.S. $0.60 per share, are subject to various vesting and termination provisions, and expire July, 2015.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashqelon and Bat-Yam. In addition the company has an agreement to farm in to 70% the Notera license adjacent to the company’s Eitan license.

For more information contact:

Canada
Alan Friedman
Executive Vice President, Corporate Development
Adira Energy Ltd.
contact@adiraenergy.com

Israel
Ilan Diamond
Chief Executive Officer
Adira Energy Ltd.
ilan@adiraenergy.com
+ 972 50 991 8555

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.